Filed pursuant to Rule 424(b)(2)
Registration No. 333-123486

PROSPECTUS

AMERUS GROUP CO.
699 Walnut Street
Des Moines, Iowa 50309-3948
(515) 362-3600

AmerUs Group Co. Chairman’s Bonus Plan

Stock Units

This prospectus relates to the AmerUs Group Co. Chairman’s Bonus Plan (the “Plan”). By this prospectus, we may issue under the Plan up to 125,000 Stock Units to compensate and reward certain agents of our insurer-subsidiaries for attaining and maintaining specified levels of life insurance production and to encourage such agents to participate in our long-term success by correlating bonuses with the performance of our common stock. Each Stock Unit entitles the holder to receive an amount in cash equal to the fair market value of a share of our common stock on the date the Stock Unit is cashed out.

Our common stock is listed on the New York Stock Exchange under the symbol “AMH.” On April 1, 2005, the last reported sale price of our common stock was $46.92 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 4, 2005.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities.

AVAILABLE INFORMATION

We have filed a registration statement with the Securities and Exchange Commission (the “SEC”) relating to the Stock Units of which this prospectus forms a part. This prospectus does not contain all of the information described in the registration statement. For further information, you should refer to the registration statement.

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the United States Securities Exchange Act of 1934, or the Exchange Act. You may read and copy this information at the SEC’s public reference room in Washington, D.C. at: 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You can also request copies of this information, upon payment of a duplicating fee, by writing the SEC. Please call 1-800-SEC-0330 for further information on the operation of the public reference room.

The SEC also maintains an internet site that contains reports, proxy statements and other information regarding issuers that file with the SEC. The website address is: http://www.sec.gov.

Our common stock is listed and traded on the New York Stock Exchange under the trading symbol “AMH.” You can also inspect reports, proxy statements and other information about our company at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows “incorporation by reference” into this prospectus of information that we file with the SEC. This permits us to disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information contained in this prospectus or any document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified, superseded or updated to the extent that information contained in this prospectus or any subsequently filed document incorporated or deemed to be incorporated by reference in this prospectus modifies, supersedes or updates such earlier information. Any information so modified, superseded or updated will not be deemed, except as so modified, superseded or updated, to constitute a part of this prospectus. We incorporate by reference the documents listed below and all future documents that we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) prior to the termination of this offering (other than current reports furnished under Items 2.02 or 7.01 of Form 8-K):

Annual Report on Form 10-K for the fiscal year ended December 31, 2004; and

Current Reports on Form 8-K filed with the SEC on January 5, 2005, February 3, 2005, February 10, 2005, February 17, 2005 and February 22, 2005.

We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. Requests should be directed to: AmerUs Group Co., 699 Walnut Street, Des Moines, Iowa 50309-3948, telephone number  (515) 362-3600, Attention: James A. Smallenberger.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to trends in our operations and financial results and our business and products, as well as other statements including words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend” and other similar expressions. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects on the Company. These forward-looking statements are not guarantees of our future performance.

A variety of factors could cause our actual results to differ materially from the expected results expressed in our forward-looking statements, including those set forth in the documents incorporated by reference into this prospectus. Factors that may cause our actual results to differ materially from those we contemplate by the forward-looking statements include, among others, the following:

• general economic conditions and other factors, including prevailing interest rate levels and stock and bond market performance, which may affect our ability to sell our products, the market value of our investments and the lapse rate and profitability of our policies;

• our ability to achieve anticipated levels of operational efficiencies and cost-saving initiatives and to meet cash requirements based upon projected liquidity sources;

• customer response to new products, distribution channels and marketing initiatives;

• mortality, morbidity, and other factors which may affect the profitability of our insurance products;

• our ability to develop and maintain effective risk management policies and procedures and to maintain adequate reserves for future policy benefits and claims;

• changes in the federal income tax and other federal laws, regulations and interpretations, including federal regulatory measures that may significantly affect the insurance business including limitations on antitrust immunity, minimum solvency requirements, and changes to the tax advantages of life insurance and annuity products or programs with which they are used;

• increasing competition in the sale of insurance and annuities and the recruitment of sales representatives;

• regulatory changes, actions, interpretations or pronouncements, including those relating to the regulation of insurance companies and the regulation and sale of their products and the programs in which they are used;

• our ratings and those of our subsidiaries by independent rating organizations which we believe are particularly important to the sale of our products;

• the performance of our investment portfolios;

• the impact of changes in standards of accounting;

• our ability to integrate the business and operations of acquired entities;

• expected protection products and accumulation products margins;

• the impact of anticipated investment transactions; and

• litigation or regulatory investigations or examinations.

There can be no assurance that other factors not currently anticipated by us will not materially and adversely affect our results of operations. You are cautioned not to place undue reliance on any forward-looking statements made by us or on our behalf. Forward-looking statements speak only as of the date the statement was made. We undertake no obligation to update or revise any forward-looking statement.

AMERUS GROUP CO.

We are a holding company whose subsidiaries are engaged in the business of marketing, underwriting and distributing a broad range of protection products and accumulation products to individuals and businesses in 50 states, the District of Columbia and the U.S. Virgin Islands. Our primary protection product offerings consist of interest-sensitive whole life, equity indexed life, universal life and term life insurance policies. Our primary accumulation product offerings consist of individual fixed annuities (comprised of traditional fixed annuities and equity indexed annuities) and funding agreements. When used in this document, the terms “AmerUs,” “we,” “our” and “us” refer to AmerUs Group Co. (including American Mutual Holding Company and AmerUs Life Holdings, Inc. as predecessor entities of AmerUs Group Co.) and our consolidated subsidiaries, unless otherwise specified or indicated by the context.

We were founded in 1896 as the mutual insurer Central Life Assurance Company. In 1996, we became the first mutual insurance holding company, a structure that allows mutuals to access the public equity markets, which AmerUs did in 1997 with its initial public offering. In 2000, AmerUs reorganized its mutual holding company structure through a full demutualization and became a 100% public stock company.

Our principal executive offices are located at 699 Walnut Street, Des Moines, Iowa 50309-3948 and our telephone number is (515) 362-3600. You can find additional information concerning AmerUs and our business activities in the documents incorporated by reference in this prospectus.

DESCRIPTION OF THE PLAN

Issuer; Duration

We are the issuer of the securities being offered under the Plan, which are units equal in value to the fair market value of a share of our company stock on the day a unit is cashed out (“Stock Units”). The Plan became effective on January 1, 2002 and will continue until terminated by the Committee described below.

Purpose of the Plan

The plan is called the AmerUs Group Co. Chairman’s Bonus Plan (the “Plan”). The purpose of the Plan is to compensate and reward certain agents of AmerUs’ insurer-subsidiaries (collectively “Insurers”) by rewarding agents for meeting certain sales thresholds and by tying such rewards to the performance of the Company’s common stock.

Administration

The Chief Executive Officer of AmerUs appoints a committee of between three and five employees of AmerUs and/or its Insurers to administer the Plan (“Committee”). The Chief Executive Officer may change the composition of the Committee at any time. The Committee has the power to grant participants Stock Units according to the Plan. The Committee may also interpret the Plan and take such steps as are reasonably necessary to appropriately administer the Plan. Any decision made by the Committee regarding the Plan will be final. No Committee member will be liable to any person for any action or omission made in conjunction with the administration of the Plan.

Securities Subject to the Plan; Adjustments

This prospectus relates to 125,000 Stock Units to be issued under the Plan, subject to adjustment as described immediately below. Under the Plan, the Committee may award participants Stock Units that, following vesting, will be exchanged for a cash payment equal to the fair market value of a corresponding number of shares of AmerUs common stock. Participants are not required to pay for awards granted under the Plan.

If there is a change in the number of outstanding shares of AmerUs common stock (because of a stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares), the Committee will adjust the number of Stock Units issued to each participant to the extent necessary to reflect the change.

Plan Eligibility

Agents of an Insurer who sign certain agency contracts with an Insurer become eligible to receive Stock Units under the Plan. Each Insurer may publish a yearly addendum to the Plan (the “Base Year Supplement”) establishing criteria by which awards are made. The Base Year Supplement, which may vary from Insurer to Insurer and year to year, sets forth the minimum sales threshold an agent must meet during the year to receive an award under the Plan. The Base Year Supplement will specify, for each type of agent contract included, which products are included for purposes of meeting the minimum sales threshold. An Insurer may choose not to award new grants for a given year by not publishing a Base Year Supplement.

Grant of Awards

As of February 15 of the year after the year as to which the Base Year Supplement is published, the Committee will determine which agents have met the minimum sales threshold established for such year. Each qualifying agent will receive a number of unvested Stock Units equal to i) the agent’s actual qualifying sales multiplied by a bonus rate set forth in the Base Year Supplement, divided by ii) the fair market value of a share of Company stock on that day. Within thirty (30) days of determining the awards, the Committee will notify each qualifying agent of his or her award. For purposes of determining grants of Stock Units to qualifying agents for 2004, the award date will be a date determined by the Committee that is after February 15, 2005 and subsequent to the publication of the 2004 Base Year Supplement. The Committee will determine grants of Stock Units for 2004 using the fair market value of a share of stock on the date selected by the Committee in accordance with the previous sentence and awards will be granted on that date. For all other purposes under the Plan, the award date for 2004 will be February 15, 2005.

Vesting

Each Base Year Supplement sets forth the number of years (at least three) over which the Stock Units awarded will vest. Except as otherwise provided in the Plan, an agent must meet the minimum sales threshold set forth in the Base Year Supplement for each year during the vesting period in order for the full award to vest. If an agent does not meet the minimum performance threshold in one or more of the years during the vesting period, that portion of the award will not vest and will be forfeited, except as otherwise provided in the Plan. For example, if the vesting period is three years and the agent meets the performance threshold in years one and three, but not year two, 1/3 of the Stock Units will vest in year one, 1/3 of the Stock Units will be forfeited in year two and 1/3 of the Stock Units will vest in year three. The first twenty percent of Stock Units awarded for 2004 will vest on February 15, 2006 for qualifying agents whose applicable plan production has met or exceeded the applicable production threshold for the 2005 vesting year.

Upon a participant’s death, any of the participant’s unvested Stock Units will vest. If a participant becomes disabled for fewer than five (5) years, vesting will be suspended during the time he or she is disabled. When the participant ceases to be disabled, vesting will resume. A disabled participant’s award will not vest during the year he or she becomes disabled or the year the disability ends unless he or she meets the minimum sales threshold for those years. If a participant is disabled for longer than five (5) years, he or she will forfeit any unvested Stock Units. On or after a participant’s 65th birthday, the participant may elect to have all of his or her Stock Units vest, if (1) the participant has met certain production thresholds during the six years preceding the election; and (2) the election is made after January 1, 2010.

Certain Forfeitures of Stock Units

If a participant’s agency contract is terminated for cause, the participant forfeits all vested and unvested Stock Units.

Cashing Out Stock Units

Unless deferred, a participant’s Stock Units will be cashed out after the final vesting date for the given award. Within thirty (30) days after the final vesting date, the Company will pay the participant, for each Stock Unit cashed out, cash equal to the fair market value of a share of AmerUs common stock on the first day following the final vesting date applicable to such Stock Units. A participant may elect to defer cashing out any award of Stock Units for a period of time set by the Committee, but in no event less than two years from the final vesting date or the participant’s 65th birthday, as applicable. A participant may also elect to re-defer a previously deferred cash out of an award of Stock Units. The time and manner of such elections shall be determined by the Committee.

In the event a participant dies, the Committee will promptly cash out all the participant’s Stock Units following the Committee’s receipt of the death notice. The cash out amount will be calculated using the fair market value as of the day of the participant’s death or the next business day. The Company will pay the cash out amount to the participant’s designated beneficiary or to the participant’s estate if the participant did not designate a beneficiary.

If a participant’s agency contract is terminated without cause prior to the final vesting date for any Stock Units granted, the Committee will cash out, following the final vesting date, any Stock Units that were vested as of termination of the contract. If a participant’s agency contract is terminated without cause after the final vesting date, the Committee will cash out any vested Stock Units as of the day of termination of the contract.

The Committee may cash out any participant’s vested Stock Units at any time or it may postpone cashing out any Stock Unit unless AmerUs is indemnified against liability for any tax. In addition, the Committee may offset any cash out amount against amounts owed by the participant to one or more Insurers.

Exercise of Awards by Non-participants

While the participant is alive, vested Stock Units may only be cashed out by the participant or the Committee. A participant may transfer his or her vested Stock Units only by will or intestacy.

Change of Control

The Base Year Supplement may contain provisions regarding the vesting of Stock Units in the event of a Change of Control (as defined immediately below). If the Base Year Supplement is otherwise silent, all unvested Stock Units will vest upon such Change of Control and will be cashed out at the fair market value on the day before the Change of Control and paid out as soon as practicable thereafter.

For purposes of this Plan, a Change of Control results on the occurrence of a number of corporate events including: (a) any “person” becomes the beneficial owner of more than twenty-five percent (25%) of the stock or voting securities of AmerUs; (b) the individuals who, prior to a merger, reorganization or consolidation constituted the board of directors of the Company cease to constitute at least a majority thereof, unless the election of each director of AmerUs was approved by a vote of at least two-thirds of the directors prior to the merger, reorganization or consolidation; or (c) consummation by AmerUs of either: (i) a merger, reorganization, consolidation, or similar transaction in which the former beneficial owners of the outstanding stock and voting securities of AmerUs do not beneficially own, immediately after such merger, directly or indirectly, more than sixty percent (60%) of the stock and combined voting power, or (ii) a plan of liquidation or agreement for the sale or other disposition of all or substantially all of the assets of AmerUs.

Amendments and Termination

AmerUs may amend, alter or terminate the Plan at any time. No amendment or alteration may impair a participant’s interest in vested or unvested Stock Units or any grant which may be made in respect of the year in which the termination occurs, without the participant’s consent. If the plan terminates or one or more Insurers discontinue grants under the Plan, the Committee will publish the minimum sales threshold for the remaining vesting years for granted, but unvested Stock Units. If the Committee does not publish a new threshold, the most recent production threshold prior to the termination will be continued.

Unfunded Status of the Plan

The Plan is an “unfunded” plan for incentive and deferred compensation. Participants have no greater rights in the Plan than AmerUs’ general creditors. The Committee may authorize the creation of trusts or other arrangements to meet the Plan obligations regarding awards granted under the Plan.

Resale Restrictions

Participants may not transfer vested or unvested Stock Units, except that a participant may provide for distribution of vested Stock Units to a beneficiary or his or her estate upon his or her death.

Miscellaneous

No Stock Unit certificates will be issued under the Plan. AmerUs will maintain accounting records of each participant’s vested and unvested interests in the Plan. The Committee’s decision regarding any dispute regarding the records will be final. On the reasonable request of a participant, AmerUs will provide a participant with a report on the status of his or her account.

Additional Information about the Plan

Requests for additional information regarding the Plan should be directed to: AmerUs Group Co., 699 Walnut Street, Des Moines, Iowa 50309-3948, telephone number (515) 362-3600, Attention: Lisa Foxworthy-Parker.

TAX CONSIDERATIONS

The intended United States federal income tax consequences of participation in the Plan generally will be as set forth below. This summary is limited to participants who are United States citizens. Each participant is urged to consult his or her personal tax advisor with respect to the application of the federal income tax laws to his or her personal circumstances, changes in these laws and the possible effect of other taxes.

It is intended that the following tax consequences will generally apply to participants in the Plan. You should consult with your tax advisor to determine your specific tax obligations. A grant of Stock Units has no federal income tax consequences at the time of such grant. Upon the cash out of Stock Units, the amount of any cash received is taxable as ordinary income. In the event a participant is eligible to elect to have his or her Stock Units vest at age 65, the fair market value of any Stock Units that have not previously been deferred in accordance with the Plan may under certain circumstances be taxed as ordinary income. AmerUs may withhold from a participant’s vested interest in any Stock Units any withholding or other tax required by law to be withheld or paid by AmerUs with respect to such Stock Units.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not intended to be subject to any provisions of the Employee Retirement Income Security Act of 1974, as amended.

If you are not an exempt service provider under Section 409A of the Internal Revenue Code and any rules promulgated thereunder, you may be subject to income tax, interest and penalties with respect to amounts deferred under the Plan.

USE OF PROCEEDS

We will not receive any proceeds from the recipients of the Stock Units for either the grants thereof or from any future exercise of the Stock Units.

PLAN OF DISTRIBUTION

Stock Units will be granted directly by us to certain agents of our insurer-subsidiaries pursuant to the Plan. A copy of this prospectus will be delivered by us to agents of our insurer-subsidiaries prior to their receipt of a grant of Stock Units.

LEGAL MATTERS

Certain legal matters in connection with the Stock Units offered under this prospectus will be passed upon for us by Joseph K. Haggerty, Esq., Senior Vice President and General Counsel of AmerUs. Mr. Haggerty beneficially owns 8173 shares of, or stock units payable in, our common stock and options to purchase 40,700 shares of our common stock.

EXPERTS

Our consolidated financial statements and schedules and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included in our Annual Report (Form 10-K) for the year ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

AmerUs Group Co.

AmerUs Group Co. Chairman’s Bonus Plan

Stock Units

PROSPECTUS

April 4, 2005